

August 11, 2022

Tridivesh Kidambi
Chief Financial Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

        Re: System1, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2021
            Filed March 31, 2022
            Form 8-K dated May 12, 2022
            File No. 001-39331

Dear Mr. Kidambi:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 8-K dated May 12, 2022

Exhibit 99.1

1.   We note you currently combine columns to reconcile net income (loss) to Pro Forma Adjusted EBITDA. This does not appear to meet the requirements of Article 11 of Regulation S-X. Please revise this presentation within the guidance in Article 11 of Regulation S-X. In addition, reconcile your pro forma results prepared in accordance with Article 11 to your non-GAAP pro forma results. Refer to Question 101.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   We note you currently reconcile both historical and pro forma Revenue to a Gross Profit measure, that excludes depreciation and amortization. As such, this appears to be a non-GAAP measure as it excludes depreciation and amortization. Please revise your presentation to label this reconciliation as non-GAAP and reconcile it to GAAP gross

profit.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology